UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1

Under the Securities Exchange Act of 1934
QWICK MEDIA INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

G73235 106
(CUSIP Number)

copy to: Ross J. Tocher QWICK MEDIA INC. 3162 Thunderbird Crescent Burnaby, British Columbia, Canada V5A 3G4 Tel: 778.370.1715 Fax: 778.370.1720
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	G73235 106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ross J. Tocher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,025,135 common shares(1) and 2,027,945 class A shares(2)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
30,025,135 common shares(1) and 2,027,945 class A shares(2)
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,025,135 common shares(1) and 2,027,945 class A shares(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 42.2% based on 71,128,456 shares of common stock outstanding Approximately 100% based on 2,027,945 class A shares outstanding
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Includes 15,594,628 common shares held by Concept Financial Inc., a private company wholly owned by Ross Tocher, 8,295,486 common shares held by In Touch Digital Media Inc., a private company wholly owned by Ross J. Tocher, and 6,1717,021 common shares held by R. J. Tocher Holdings Ltd., a private company wholly owned by Ross J. Tocher.

(2)	The 2,027,945 class A shares are held by R. J. Tocher Holdings Ltd., a private company wholly owned by Ross J. Tocher.

CUSIP No.	G73235 106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Concept Financial Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,594,628(1)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
15,594,628(1)
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,594,628(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 21.9% based on 71,128,456 shares of common stock outstanding
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	These shares are held by Concept Financial Inc., a private company wholly owned by Ross Tocher.

CUSIP No.	G73235 106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
R. J. Tocher Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,171,021 common shares(1) and 2,027,945 class A shares(1)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
6,171,021 common shares(1) and 2,027,945 class A shares(1)
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,171,021 common shares(1) and 2,027,945 class A shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 8.7% based on 71,128,456 shares of common stock outstanding Approximately 100% based on 2,027,945 class A shares outstanding
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	The shares of common stock and class A shares are held by R. J. Tocher Holdings Ltd., a private company wholly owned by Ross J. Tocher.

CUSIP No.	G73235 106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
In Touch Digital Media Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,259,486 common shares(1)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
8,259,486 common shares(1)
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,259,486 common shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 11.6% based on 71,128,456 shares of common stock outstanding
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	These shares are held by In Touch Digital Media Inc., a private company wholly owned by Ross J. Tocher.

This Schedule 13D is being filed on behalf of Ross J. Tocher, Concept Financial Inc.(“Concept”), R.J. Tocher Holdings Ltd. (“Tocher Holdings”) and In Touch Digital Media Inc. (“In Touch”) (collectively, the “Reporting Persons”) relating to the shares of common stock (the “Common Shares”) and the class A shares (the “Class A Shares”) of Qwick Media Inc. (the “Issuer”), a corporation existing under the laws of the Cayman Islands.

Item 1.  Security and Issuer

This Statement relates to Common Shares with $0.001 par value and the Class A Shares with $0.001 par value of the Issuer. The principal executive offices of the Issuer are located at 3162 Thunderbird Crescent, Burnaby, British Columbia, Canada  V5A 3G1.

Item 2.  Identity and Background

This Statement is filed by the Reporting Persons.

Ross J. Tocher’s business address is 3162 Thunderbird Crescent, Burnaby, Vancouver, British Columbia, Canada  V5A 3G1.  Mr. Tocher is a citizen of Canada.

Concept, a corporation existing under the laws of Belize, is a holding company that is primarily engaged in the business of investing.  Concept’s business address is 3162 Thunderbird Crescent, Burnaby, Vancouver, British Columbia, Canada  V5A 3G1.

Tocher Holdings, a corporation existing under the laws of British Columbia, is a holding company primarily engaged in the business of investing.  Tocher Holdings’ business address is 3162 Thunderbird Crescent, Burnaby, Vancouver, British Columbia, Canada  V5A 3G1.

In Touch, a corporation existing under the laws of Barbados, is a holding company primarily engaged in the business of digital media.  In Touch’s business address is 3162 Thunderbird Crescent, Burnaby, Vancouver, British Columbia, Canada  V5A 3G1.

None of the Reporting Persons nor any of their directors or executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons nor any of their directors or executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

For information with respect to the executive officer and director of Concept, Tocher Holdings and In Touch see Appendix A attached hereto which is specifically incorporated herein by reference in its entirety.

Item 3.  Source and Amount of Funds or Other Considerations

On September 30, 2009, Concept acquired 7,494,628 Common Shares of the Issuer at a deemed price of $0.015 per Common Share in settlement of $112,419.42 debt outstanding.

On September 30, 2009, In Touch acquired 8,259,486 Common Shares of the Issuer at a deemed price of $0.015 per Common Share in settlement of $123,892.29 debt outstanding.

On September 30, 2009, Tocher Holdings acquired 5,533,781 Common Shares of the Issuer at a deemed price of $0.015 per share in settlement of $83,006.72 debt outstanding.  On January 28, 2011, Tocher Holdings acquired 637,140 Common Shares of the Issuer at a deemed price of $0.20 per Common Share in settlement of $127,428 debt outstanding and 100 Common Shares at a deemed price of $0.20 per Common Share in connection with the acquisition of Qeyos Ad Systems Inc.

On August 5, 2011, the Issuer issued a $1,000,000 secured convertible debenture (the “Debenture”) to Tocher Holdings. The Debenture has a maturity date of July 30, 2015 and bears interest at 10% per annum. Principal and accrued interest on the Debenture may be convertible at any time into Common Shares of the Issuer at a deemed conversion price of: (i) $0.60 per share until July 30, 2012; (ii) $1.00 per share between July 31, 2012 and July 30, 2013; and (iii) $1.50 per share between July 31, 2013 and the maturity date.  On November 18, 2011, the Issuer and Tocher Holdings amended the terms of the Debenture to allow for the conversion of the principal amount of the Debenture, and accrued interest thereon, into Class A Shares rather than Common Shares (the “Amendment”).  Immediately upon the effectiveness of the Amendment, Ross J. Tocher determined to convert the principal amount of the Debenture, and accrued interest thereon, into an aggregate of 1,027,945 Class A Shares, at a conversion price of $1.00 per Class A Share.

On November 18, 2011, Tocher Holdings acquired 1,000,000 Class A Shares at a price of $1.00 per Class A Share for total purchase price of $1,000,000, which was paid in cash.

The Reporting Persons used working capital funds to make the investments disclosed above.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the Common Shares of the Issuer as payment for outstanding debt owed by the Issuer and the Class A Shares for investment purposes.  Mr. Tocher intends to monitor the business and affairs of the Issuer, including its financial performance, and depending upon these factors, market conditions and other factors, may acquire additional securities of the Issuer as he deems appropriate.

At this time and other than as described in Item 5 of this Schedule 13D, none of the Reporting Persons nor, to their knowledge, any of their executive officers or directors, have the intention of acquiring additional Shares of the Issuer, although the Reporting Persons reserve the right to make additional purchases on the open market, in private transactions and from treasury.  None of the Reporting Persons nor, to their knowledge, any of their executive officers or directors, have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization of liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale of transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

As of the date hereof, the Reporting Persons beneficially own the aggregate number and percentage of outstanding Common Shares and Class A Share set forth below:

Reporting Person	Aggregate Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares(1)	Aggregate Number of Class A Shares Beneficially Owned	Percentage of Outstanding Class A Share(2)
Ross J. Tocher	30,025,135(3)	42.2%	2,027,945	100%
Concept	15,594,628	21.9%
In Touch	8,259,486	11.6%
Tocher Holdings	6,171,021	8.7%

(1)
Calculated based on the aggregate of 71,128456 Common Shares outstanding as of the date hereof.  For purposes of computing percentage ownership, the number of outstanding Common Shares is deemed to include all securities that are convertible into Shares within 60 days pursuant to Rule 13d-3 of the Act.

(2)
Calculated based on the aggregate of 2,027,945 Class A Shares outstanding as of the date hereof.  For purposes of computing percentage ownership, the number of outstanding Class A Shares is deemed to include all securities that are convertible into Class A Shares within 60 days pursuant to Rule 13d-3 of the Act.

(3)	Includes 15,594,628 common shares held by Concept, 8,295,486 common shares held by In Touch and 6,1717,021 common shares held by Tocher Holdings.

Mr. Tocher has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 30,025,135 Common Shares and 2,027,945 Class A Shares of the Issuer.

Other than as disclosed in this Schedule 13D, during the last 60 days there were no transactions in the Shares effected by the Reporting Persons, nor any of their directors or executive officers, general partners or members.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this statement, and any amendment or amendments hereto.

There are no contracts, arrangements, understandings, or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer other than as disclosed in this Schedule 13D.

Item 7.  Material to Be Filed as Exhibits

1.           Joint Filing Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 29, 2011
Date

/s/ Ross J. Tocher
Signature

Ross J. Tocher
Name/Title

CONCEPT FINANCIAL INC.

/s/ Ross J. Tocher
Signature

Ross Tocher, President
Name/Title

IN TOUCH DIGITAL MEDIA INC.

/s/ Ross J. Tocher
Signature

Ross Tocher, President
Name/Title

R.J. TOCHER HOLDINGS LTD.

/s/ Ross J. Tocher
Signature

Ross Tocher, President
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT

           This confirms the agreement by and between the undersigned that the Statement on Schedule 13D (the “Statement”) filed on or about this date with respect to the beneficial ownership by the undersigned of the Common Shares, par value of $0.001, and Class A Shares, par value of $0.001, of Qwick Media Inc., is being filed on behalf of each of the undersigned.

Each of the undersigned hereby acknowledges that pursuant to Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, as amended, each person on whose behalf the Statement is filed is individually eligible to use the schedule on which the information is filed, each person on whose behalf the Statement is filed is responsible for the timely filing of such Statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Each of the undersigned agrees that Ross J. Tocher shall be authorized to receive notices and communications on behalf of the undersigned relating to the Statement.

This Agreement may be executed in two or more counterparts by each of the undersigned, each of which, taken together, shall constitute one and the same instrument.

Dated:  November 29, 2011

By:         /s/ Ross J. Tocher
Ross J. Tocher

CONCEPT FINANCIAL INC.

By:         /s/ Ross J. Tocher
Name:   Ross Tocher
Title:  President

IN TOUCH DIGITAL MEDIA INC.

By:         /s/ Ross J. Tocher
Name:   Ross Tocher
Title:  President

R.J. TOCHER HOLDINGS LTD.

By:         /s/ Ross J. Tocher
Name:   Ross Tocher
Title:  President

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the information required by Instruction C to Schedule 13D with respect to Concept Financial Inc.

CONCEPT FINANCIAL INC.
Name/Position	Business Address	Principal Occupation	Citizenship
Ross J. Tocher President, Secretary and Treasurer	3162 Thunderbird Crescent, Burnaby, British Columbia, Canada	Businessman	Canadian

IN TOUCH DIGITAL MEDIA INC.
Name/Position	Business Address	Principal Occupation	Citizenship
Ross J. Tocher President, Secretary and Treasurer	3162 Thunderbird Crescent, Burnaby, British Columbia, Canada	Businessman	Canadian

R.J. TOCHER HOLDINGS LTD.
Name/Position	Business Address	Principal Occupation	Citizenship
Ross J. Tocher President, Secretary and Treasurer	3162 Thunderbird Crescent, Burnaby, British Columbia, Canada	Businessman	Canadian